Exhibit 99.1

PRESS RELEASE
May 15, 2025 at 7:00 a.m. ET

Gambling.com Group Reports First Quarter Results Including Record Revenue and Adjusted EBITDA

Reiterates 2025 Full Year Guidance
CHARLOTTE – May 15, 2025 – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a fast-growing provider of marketing and sports data services for the global online gambling industry, today reported financial results for the first quarter ended March 31, 2025.

Charles Gillespie, Chief Executive Officer and Co-Founder of Gambling.com Group, commented, “We entered 2025 with our marketing business at all-time highs and with an expanded suite of sports data services having closed the acquisition of OddsJam and OpticOdds on January 1. Since the closing, we have made substantial progress on integrating these offerings into our overall business and the products are performing strongly as expected. With an enhanced sports data services platform, we now have meaningful recurring subscription revenue, which we expect to account for well over 20% of our 2025 revenue, bringing increased revenue visibility and a complimentary, high margin and high growth source of profit and cash flow.

“We are reiterating our full year 2025 guidance despite the unpredictable macro environment, as our services address critical problems for all our customers and our industry is typically insulated from the gyrations of the global economy. We continue to expect 2025 to be another year of record revenue, Adjusted EBITDA and Free Cash Flow as we leverage the skills and expertise of our talented team with a larger product offering to drive growth across all our reporting regions. Each day we are moving closer to our goal of generating $100 million in annual Adjusted EBITDA.”

Elias Mark, Chief Financial Officer of Gambling.com Group, added, “Our first quarter results include record quarterly revenue of $40.6 million and Adjusted EBITDA of $15.9 million, reflecting year-over-year growth of 39% and 56%, respectively. With the solid start to the year, we remain confident in our full year outlook with the midpoints of our guidance for revenue of $172 million and $68 million in Adjusted EBITDA, representing year on year growth of 35% and 40%, respectively.”

Financial Highlights Three Months Ended March 31, 2025 vs. Three Months Ended March 31, 2024
(USD in thousands, except per share data, unaudited)

	Three Months Ended March 31,		Change
	2025	2024	%
Revenue	40,635	29,215	39%
Net income for the period attributable to shareholders	11,236	7,299	54%
Net income per share attributable to shareholders, diluted	0.31	0.19	63%
Net income margin	28%	25%
Adjusted net income for the period attributable to shareholders (1)	16,490	9,264	78%
Adjusted net income per share attributable to shareholders, diluted (1)	0.46	0.24	92%
Adjusted EBITDA (1)	15,864	10,159	56%
Adjusted EBITDA Margin (1)	39%	35%
Cash flows generated by operating activities	11,415	8,806	30%
Free Cash Flow (1)	10,277	8,193	25%
__________
(1) Represents a non-IFRS measure. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for reconciliations to the comparable IFRS numbers.

First Quarter 2024 and Recent Business Highlights

•Delivered more than 138,000 new depositing customers (“NDCs”)
•Completed accretive acquisition of Odds Holdings, Inc. on January 1, 2025 for initial consideration of $70 million in cash and $10 million in ordinary shares
•Expanded credit facility to $165 million with a new syndicate

Three Months Ended March 31, 2025 Results Compared to Three Months Ended March 31, 2024

Revenue rose 39% year-over-year to a record $40.6 million. Revenue from marketing services increased 13% year over year to $30.7 million as the Company delivered more than 138,000 NDCs to clients, a 29% increase over the prior-year period. Revenue from sports data services increased 405% year-over-year to $9.9 million, primarily due to the contribution of OddsJam and OpticOdds following the acquisition on January 1. Recurring subscription revenue represented 24% of total 2025 first quarter revenue.

Gross profit increased 42% to $38.4 million, due to strong revenue growth while cost of sales was in line with the prior-year period reflecting lower cost of sales for media partnerships offset by the addition of cost of sales related to OddsJam and OpticOdds.

Total operating expenses increased 49% to $28.4 million, primarily as a result of increased people costs and higher amortization related to the acquisition of Freebets.com and related assets on April 1, 2024 and the acquisition of Odds Holdings on January 1, 2025.

Net income attributable to shareholders increased $3.9 million to $11.2 million and net income per share was $0.31 compared to $0.19 in the prior-year period. Adjusted net income rose 78% to $16.5 million and Adjusted net income per share increased 92% to $0.46.

Adjusted EBITDA increased 56% to a record $15.9 million, reflecting an Adjusted EBITDA margin of 39% as compared to Adjusted EBITDA of $10.2 million and an Adjusted EBITDA margin of 35% in the prior-year period.

Operating cash flow grew 30% to $11.4 million. Free cash flow increased 25% to $10.3 million, reflecting growth in Adjusted EBITDA partly offset by working capital movements.

2025 Outlook

Gambling.com Group today reiterated the 2025 full-year revenue and Adjusted EBITDA guidance originally provided on February 19, 2025. The Company expects full year revenue of $170 million to $174 million and Adjusted EBITDA of $67 million to $69 million. The midpoints of the new full year revenue and Adjusted EBITDA guidance ranges represent year-over-year growth of 35% and 40%, respectively, and an Adjusted EBITDA margin of 39.5%.

The Company’s guidance assumes:

•Incremental Adjusted EBITDA contributions of approximately $14.5 million related to the acquisition of Odds Holdings, Inc. that was completed on January 1, 2025.
•No additional North American markets coming online over the balance of 2025. While online sports betting is expected to begin in Missouri in the second half of 2025, the Company’s guidance policy excludes any benefits from new state launches until such time as a definitive start date is announced by the appropriate regulatory body.
•An average EUR/USD exchange rate of 1.10 throughout 2025.
Conference Call Details

Date/Time:	Thursday, May 15, 2025, at 8:00 a.m. ET
Webcast:	https://www.webcast-eqs.com/register/Gamb051525/en
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	1 201-389-0918
To access, please dial in approximately 10 minutes before the start of the call. An archived webcast of the conference call will also be available in the News & Events section of the Company’s website at gambling.com/corporate/investors/news-events. Information contained on the Company’s website is not incorporated into this press release.
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For further information, please contact:

Investors: Peter McGough, Gambling.com Group, investors@gdcgroup.com
Richard Land, Norberto Aja, JCIR, GAMB@jcir.com, 212-835-8500

Media: Christine Doh, Gambling.com Group; media@gdcgroup.com
About Gambling.com Group Limited

Gambling.com Group Limited (Nasdaq: GAMB) (the “Group”) is a fast-growing provider of marketing and sports data services for the global online gambling industry. Founded in 2006, the Group operates globally, primarily from offices in the United States and Ireland. The Group helps online gambling operators, including for iGaming and sports betting, acquire new customers in 19 national markets across more than ten languages through a portfolio of premier branded websites including Gambling.com, Bookies.com and Casinos.com. Under the OddsJam, OpticOdds and RotoWire brands, the Group's sports data services assist consumers and powers enterprises to succeed in sports betting and fantasy sports.
Use of Non-IFRS Measures

This press release contains certain non-IFRS financial measures, such as Adjusted Net Income, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and related ratios. See “Supplemental Information

- Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.
Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to whether 2025 will be another year of record revenue, Adjusted EBITDA and Free Cash Flow, the percentage of 2025 revenue expected from recurring subscription revenue, whether we can achieve $100 million in annual Adjusted EBITDA, and our 2025 outlook, are all forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance, or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under “Item 3. Key Information - Risk Factors” in Gambling.com Group’s annual report filed on Form 20-F for the year ended December 31, 2024 with the U.S. Securities and Exchange Commission (the “SEC”) on March 20, 2025, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Consolidated Statements of Comprehensive Income (Unaudited)
(USD in thousands, except per share amounts)

The following table details the consolidated statements of comprehensive income for the three months ended March 31, 2025 and 2024 in the Company's reporting currency and constant currency.

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2025	2024	%	%
Revenue	40,635	29,215	39%	43%
Cost of sales	(2,246)	(2,233)	1%	4%
Gross profit	38,389	26,982	42%	47%
Sales and marketing expenses	(15,163)	(9,612)	58%	63%
Technology expenses	(5,193)	(3,215)	62%	67%
General and administrative expenses	(7,675)	(6,304)	22%	26%
Movements in credit losses allowance and write-offs	(329)	40	(923)%	(944)%
Operating profit	10,029	7,891	27%	31%
Finance income	3,894	944	313%	325%
Finance expenses	(2,974)	(454)	555%	574%
Income before tax	10,949	8,381	31%	35%
Income tax credit (charge)	287	(1,082)	(127)%	(127)%
Net income for the period attributable to shareholders	11,236	7,299	54%	59%
Other comprehensive income (loss)
Exchange differences on translating foreign currencies	1,409	(2,594)	(154)%	(156)%
Total comprehensive income for the period attributable to shareholders	12,645	4,705	169%	177%

Consolidated Statements of Financial Position (Unaudited)
(USD in thousands)

	MARCH 31, 2025	DECEMBER 31, 2024
ASSETS
Non-current assets
Property and equipment	2,063	1,833
Right-of-use assets	4,421	4,632
Intangible assets	248,143	130,811
Deferred tax asset	5,812	6,418
Total non-current assets	260,439	143,694
Current assets
Trade and other receivables	23,969	21,160
Cash and cash equivalents	21,498	13,729
Total current assets	45,467	34,889
Total assets	305,906	178,583
EQUITY AND LIABILITIES
Equity
Share capital	—	—
Capital reserve	89,160	78,037
Treasury shares	(29,998)	(29,998)
Share-based compensation reserve	11,106	10,624
Foreign exchange translation deficit	(9,403)	(10,812)
Retained earnings	86,573	75,337
Total equity	147,438	123,188
Non-current liabilities
Lease liability	3,609	3,819
Deferred consideration	1,741	—
Deferred tax liability	7,876	2,258
Contingent consideration	24,217	—
Borrowings	78,114	19,582
Total non-current liabilities	115,557	25,659
Current liabilities
Trade and other payables	7,640	10,205
Deferred income	5,366	2,616
Deferred consideration	11,176	11,277
Borrowings and accrued interest	10,402	3,349
Lease liability	1,278	1,213
Income tax payable	7,049	1,076
Total current liabilities	42,911	29,736
Total liabilities	158,468	55,395
Total equity and liabilities	305,906	178,583

Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

	Three months ended March 31,
	2025	2024
Cash flow from operating activities
Income before tax	10,949	8,381
Finance income, net	(920)	(490)
Income tax (paid) reimbursed	(753)	214
Adjustments for non-cash items:
Depreciation and amortization	3,776	624
Movements in credit loss allowance and write-offs	329	(40)
Share-based payment expense	1,409	837
Cash flows from operating activities before changes in working capital	14,790	9,526
Changes in working capital
Trade and other receivables	(2,207)	2,240
Trade and other payables	(1,168)	(2,960)
Cash flows generated by operating activities	11,415	8,806
Cash flows from investing activities
Acquisition of property and equipment	(311)	(72)
Capitalization of internally developed intangibles	(827)	(541)
Acquisition of subsidiaries, net of cash acquired	(66,955)	—
Interest received from bank deposits	36	74
Payment of deferred consideration in relation to business combinations	(300)	(4,450)
Cash flows used in investing activities	(68,357)	(4,989)
Cash flows from financing activities
Exercise of options	588	106
Treasury shares acquired	—	(3,084)
Proceeds from borrowings	94,500	—
Transaction costs related to borrowings	(5,656)	—
Repayment of borrowings	(23,381)	—
Interest payment attributable to third party borrowings	(1,730)	—
Interest payment attributable to deferred consideration settled	—	(550)
Principal paid on lease liability	(213)	(100)
Interest paid on lease liability	(74)	(34)
Cash flows generated from (used in) financing activities	64,034	(3,662)
Net movement in cash and cash equivalents	7,092	155
Cash and cash equivalents at the beginning of the period	13,729	25,429
Net foreign exchange differences on cash and cash equivalents	677	(266)
Cash and cash equivalents at the end of the period	21,498	25,318

Earnings Per Share

Below is a reconciliation of basic and diluted earnings per share as presented in the Consolidated Statement of Comprehensive Income for the period specified, stated in USD thousands, except per share amounts (unaudited):

	Three Months Ended March 31,		Reporting Currency Change	Constant Currency Change
	2025	2024	%	%
Net income for the period attributable to shareholders	11,236	7,299	54%	59%
Weighted-average number of ordinary shares, basic	35,572,365	37,088,365	(4)%	(4)%
Net income per share attributable to shareholders, basic	0.32	0.20	60%	63%

Net income for the period attributable to shareholders	11,236	7,299	54%	59%
Weighted-average number of ordinary shares, diluted	36,219,725	38,175,047	(5)%	(5)%
Net income per share attributable to shareholders, diluted	0.31	0.19	63%	63%
Disaggregated Revenue
Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

Marketing

Performance marketing. Performance marketing revenue consists of (i) CPA revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players, and (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players.

Advertising and other. Advertising, media and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees.

Data

Subscription. Data revenue consists of consumer and enterprise subscription revenue from data, data analytics and data syndication services.

	Three Months Ended March 31,		Change
	2025	2024	2025 vs 2024
Marketing	30,736	27,256	13%
Data	9,899	1,959	405%
Total revenues	40,635	29,215	39%

The Company presents revenue as disaggregated by market based on the location of end user as follows:

	Three Months Ended March 31,		Change
	2025	2024	2025 vs 2024
North America	20,979	14,816	42%
U.K. and Ireland	11,085	8,920	24%
Other Europe	5,935	3,861	54%
Rest of the world	2,636	1,618	63%
Total revenues	40,635	29,215	39%
The Company presents disaggregated revenue by monetization type as follows:

	Three Months Ended March 31,		Change
	2025	2024	2025 vs 2024
Performance marketing	25,731	23,373	10%
Subscription	9,899	1,959	405%
Advertising & other	5,005	3,883	29%
Total revenues	40,635	29,215	39%

The Company also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type was as follows:

	Three Months Ended March 31,		Change
	2025	2024	2025 vs 2024
Casino	24,576	19,810	24%
Sports	15,384	9,137	68%
Other	675	268	152%
Total revenues	40,635	29,215	39%
Supplemental Information
Rounding

We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
Non-IFRS Financial Measures

Management uses both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.
Adjusted Net Income and Adjusted Net Income Per Share

In the fourth quarter of 2024, we changed our definition of Adjusted net income, a non-IFRS financial measure, to net income attributable to shareholders adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, fair value movements related to contingent consideration, unwinding of deferred consideration, amortization expenses related to acquired businesses and assets, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Previously, Adjusted net income, a non-IFRS financial measure, was defined as net income attributable to shareholders excluding the fair value gain or loss related to contingent consideration, unwinding of deferred consideration, and certain employee bonuses related to acquisitions. We believe this more appropriately reflects the measurement of Adjusted net income as it includes adjustments for non-recurring items and significant non-cash items in addition to fair value movements related to contingent consideration and unwinding of deferred consideration.

Adjusted net income per diluted share is a non-IFRS financial measure defined as Adjusted net income attributable to shareholders divided by the diluted weighted average number of common shares outstanding.

We believe Adjusted net income and Adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect of the fair value gain or loss related to the contingent consideration, unwinding of deferred consideration, and certain employee bonuses, all associated with our acquisitions, during the limited period where these items are incurred. The unwinding of deferred and contingent consideration during the three months ended March 31, 2025 is mainly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of the Freebets.com Assets and the deferred and contingent consideration for the acquisition of Odds Holdings, Inc.completed January 1, 2025. The unwinding of deferred consideration and employee bonuses incurred until April 2024 relate to the Company’s acquisition of Roto Sports and BonusFinder. See Note 5 of the consolidated financial statements for the year ended December 31, 2023 filed on March 21, 2024 for a description of the contingent and deferred considerations associated with our 2022 acquisitions.

While we use Adjusted net income and Adjusted net income per share as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted net income and Adjusted net income per share are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted net income and Adjusted net income per share is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted net income and Adjusted net income per share as compared to IFRS results are that Adjusted net income and Adjusted net income per share as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted net income and Adjusted net income per share may exclude financial information that some investors may consider important in evaluating our performance.

The following tables reconcile Adjusted net income and Adjusted net income per share, diluted from net income for the period attributable to the shareholders and net income per share attributed to shareholders, diluted as presented in the Consolidated Statements of Comprehensive Income and for the period specified (unaudited):

	Reporting Currency			Constant Currency
	Three months ended March 31,		Change	Change
	2025	2024	%	%
	(USD in thousands)
Revenue	40,635	29,215	39%	43%
Net income for the period attributable to shareholders	11,236	7,299	54%	59%
Net income margin	28%	25%

Net income for the period attributable to shareholders	11,236	7,299	54%	59%
Unwinding of deferred consideration (1)	684	253	170%	178%
Deferred revenue fair value adjustment (1)	325	—	100%	100%
Share-based payment and related expense (2)	1,409	837	68%	73%
Acquisition related costs (2)	325	807	(60)%	(59)%
Amortization expense related to acquired businesses and assets (2)	2,800	173	1518%	1567%
Tax effect of the adjusting costs (2)	(289)	(105)	175%	183%
Adjusted net income for the period attributable to shareholders	16,490	9,264	78%	83%
__________
(1) There is no tax impact from unwinding of deferred consideration related to acquisition.
(2) Tax effect of adjusting costs is computed based on acquisition related costs and certain amortization charges related to acquired businesses and assets using effective tax rate for each period.

	Reporting Currency			Constant Currency
	Three months ended March 31,		Change	Change
	2025	2024	%	%
Net income per share attributable to shareholders, basic	0.32	0.20	60%	63%
Effect of adjustments for unwinding on deferred, basic	0.02	0.01	100%	100%
Effect of adjustments for deferred revenue fair value adjustment, basic	0.01	0.00	100%	100%
Effect of adjustments for share-based payment and related expense, basic	0.04	0.02	100%	100%
Effect of adjustments for acquisition related costs, basic	0.01	0.02	(50)%	(50)%
Effect of adjustments for amortization expense related to acquired businesses and assets, basic	0.08	0.00	100%	100%
Effect of tax adjustments, basic	(0.01)	0.00	(100)%	(100)%
Adjusted net income per share attributable to shareholders, basic	0.46	0.25	84%	92%
Net income per share attributable to ordinary shareholders, diluted	0.31	0.19	63%	63%
Adjusted net income per share attributable to shareholders, diluted	0.46	0.24	92%	92%

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.
While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.
Below is a reconciliation to EBITDA and Adjusted EBITDA from net income attributable to shareholders for the period as presented in the Consolidated Statements of Comprehensive Income for the period specified (unaudited):

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2025	2024	%	%
	(USD in thousands)
Net income for the period attributable to shareholders	11,236	7,299	54%	59%
Add back (deduct):
Interest expenses on borrowings and lease liability	2,078	34	6012%	6197%
Interest income	(36)	(74)	(51)%	(51)%
Income tax charge	(287)	1,082	(127)%	(127)%
Depreciation expense	126	70	80%	85%
Amortization expense	3,650	554	559%	580%
EBITDA	16,767	8,965	87%	93%
Share-based payment and related expense	1,409	837	68%	74%
Deferred revenue fair value adjustment	325	—	100%	100%
Unwinding of deferred consideration	684	253	170%	179%
Foreign currency translation losses (gains), net	(3,768)	(719)	424%	441%
Other finance results	122	16	663%	663%
Acquisition related costs (1)	325	807	(60)%	(58)%
Adjusted EBITDA	15,864	10,159	56%	61%
__________
(1) The acquisition costs are related to historical and contemplated business combinations of the Group.

Below is the Adjusted EBITDA Margin calculation for the period specified stated in the Company's reporting currency and constant currency (unaudited):

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2025	2024	%	%
	(USD in thousands, except margin)
Revenue	40,635	29,215	39%	43%
Adjusted EBITDA	15,864	10,159	56%	61%
Adjusted EBITDA Margin	39%	35%
In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward-looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.
Free Cash Flow
Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities less capital expenditures. In the second quarter of 2024, we changed our definition of Free Cash Flow to exclude from capital expenditures the cash flows related to asset acquisitions, in addition to cash flows related to business combinations. Previously, cash flows related to business combinations but not asset acquisitions were excluded from capital expenditures. We believe that this more appropriately reflects the measurement of Free Cash Flow as it includes capital expenditures related to internal development, ongoing maintenance and acquisition of property and equipment in the ordinary course of business but excludes discretionary acquisitions.
We believe Free Cash Flow is useful to our management team as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.
The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures because the measure does not deduct the payments required for debt payments and other obligations or payments made for acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statements of Cash Flows for the period specified (unaudited):

	Three Months Ended March 31,		Change
	2025	2024	%
	(in thousands USD, unaudited)
Cash flows generated by operating activities	11,415	8,806	30%
Adjustment for items presenting in investing activities:
Capital Expenditures (1):
Acquisition of property and equipment	(311)	(72)	332%
Capitalization of internally developed intangibles	(827)	(541)	53%
Free Cash Flow	10,277	8,193	25%
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(1) Capital expenditures for Free Cash Flow are defined as the acquisition of property and equipment, and capitalized research and development costs, and excludes cash flows related to acquisitions accounted for as business combinations and asset acquisitions, as described above.